UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 26)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 26 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Inco on May 31, 2006 and amended on May 31, June 5, June 6, June 7, June 12, June 13, June 14, June 22, June 23, June 26, June 27, June 30, July 5, July 11, July 14, July 17, July 18, July 19, July 20, July 21, July 24, July 25 and July 26, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 7.   Purposes of the Transaction and Plans or Proposals.
Item 7 is hereby amended and supplemented by adding the following hereto:
On July 28, 2006, Inco Limited (“Inco”) announced that its tender offer to acquire all of the outstanding common shares of Falconbridge Limited (“Falconbridge”) expired at midnight (Vancouver time) on July 27, 2006. At the time of expiration, the minimum tender condition of 50.01 per cent of the Falconbridge common shares had not been satisfied, and Inco has therefore elected to terminate its offer. Inco has instructed CIBC Mellon Trust Company, the depositary for the offer, to promptly return all shares tendered.
Under the terms of Inco’s agreement with Falconbridge, an enhanced expense payment of U.S.$150 million is payable by Falconbridge to Inco as a result of the failure to meet the minimum tender condition of the Inco offer. A further break-up fee of U.S.$300 million will be payable by Falconbridge to Inco in the event that Xstrata plc completes its proposed acquisition of Falconbridge.
Inco had also entered into a definitive agreement with Falconbridge and LionOre Mining International Ltd. (“LionOre”) covering the sale of the Nikkelverk refinery and related assets to LionOre, which was conditional on Inco taking up and paying for the Falconbridge common shares pursuant to its offer. Under the agreement with LionOre, a break-up fee of U.S.$32.5 million is payable by Inco to LionOre as a result of the Falconbridge transaction not having been completed.
Item 9.   Exhibits.
Item 9 is hereby amended and supplemented by adding the following hereto:

(a)(46)	Press release issued by Inco on July 28, 2006

(a)(47)	Letter to employees distributed by Inco on July 28, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish
Executive Vice-President, General Counsel and Secretary

July 28, 2006